

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 30, 2015

Via E-mail
Mr. Stefan J. Murry
Chief Financial Officer
Applied Optoelectronics, Inc.
13115 Jess Pirtle Blvd.
Sugar Land, Texas 77478

> **Re:** **Applied Optoelectronics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 5, 2015**
> **Form 8-K Dated November 5, 2015**
> **File No. 001-36083**

Dear Mr. Murry:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 9A. Controls and Procedures, page 53

1.   Please amend your Form 10-K to include management's report on your internal control over financial reporting, including management's assessment of the effectiveness of your internal control over financial reporting as of December 31, 2014, as required by Item 308(a) of Regulation S-K. Please note that the exemption available in the Instructions to paragraphs (a) and (b) of Item 308 of Regulation S-K only applies to the first annual report subsequent to your effective registration statement.

2.   In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the

effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Certifications

Exhibit 31

3. We note that the certifications filed as Exhibits 31.1 and 31.2 exclude the introductory language in the fourth paragraph as well as paragraph 4(b) allowed for the transition period by Part III.E of SEC Release 33-8238. Since the transition period has ended please file an amendment to your Form 10-K that includes the entire filing together with currently dated and signed certifications of your certifying officers in the form currently set forth in Item 601(b)(31) of Regulation S-K. This comment also applies to your Forms 10-Q for the periods ended March 31, June 30 and September 30, 2015.

Form 8-K Dated November 5, 2015

4. We note that you present non-GAAP statements of operations on page 6 of Exhibit 99.1. Please tell us how you considered the guidance set forth in Question 102.10 of the Division's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm, when making your presentation. Otherwise, please confirm that you will remove the non-GAAP statements of operations from your future presentations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman at (202) 551-3640 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at (202) 551-3602 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery